
Mail Stop 3030

March 31, 2016

Via E-Mail
John P. Williamson
Chief Executive Officer
Atkore International Group Inc.
16100 South Lathrop Avenue
Harvey, Illinois 60426

> **Re:** **Atkore International Group Inc.**
> **Registration Statement on Form S-1**
> **Filed March 4, 2016**
> **File No. 333-209940**

Dear Mr. Williamson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Market and Industry Data, page ii

1. Please tell us whether you commissioned any of the third-party data that you disclose in your registration statement.

Prospectus Summary, page 1

2. We refer to the charts on pages 1 and 75, as well as other disclosures of adjusted net sales appearing in your prospectus summary and repeated in the business section of your document. Please revise the disclosures to present and discuss net sales determined according to GAAP with equal or greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K.

3.   In the bullet points on page 2 of the prospectus summary and on page 76 of the business section of your document you present statistical measures of compound annual growth of adjusted EBITDA and expansion of EBITDA margin. Tell us why it is appropriate to present these statistical measures absent also presenting comparable statistical measures calculated using GAAP numerators and denominators with equal or greater prominence.

4.   We refer to the chart on page 3 of the prospectus summary and on page 78 of the business section of your document. We see that you have presented measures of segment adjusted EBITDA and adjusted EBITDA margin for the twelve months ended December 31, 2015. Tell us how your disclosure of these measures is appropriate under Item 10(e) of Regulation S-K or revise appropriately. In this regard, it is unclear how the measures of segment adjusted EBITDA can be reconciled to the ASC 280 information presented in your financial statements or the income statement you elected to present for the twelve months ended December 31, 2015.

5.   We refer to the disclosure of the cash flow conversion percentage, appearing under the heading "Strong margin and cash flow profile" on pages 6 and 81 of your document. We note that this statistical measure is derived in part from adjusted EBITDA, a non-GAAP measure. Tell us why it is appropriate to present this statistical measure absent also presenting a comparable statistical measure calculated using amounts that are not non-GAAP measures. Also, tell us how disclosure about this ratio is complete under Item 10(e) of Regulation S-K.

Our Sponsor, page 8

6.   We note your disclosure highlighting $21 billion in 65 businesses and more than $100 billion. Please tell us whether all of these businesses became "more profitable" during the period of your sponsor's investment, whether those business and transactions generated any losses for investors, and whether your sponsor controlled each business. Also tell us the criteria you used to determine which investments to highlight in the last sentence of the first paragraph of this section; include in your response whether any unnamed investments also satisfy those criteria.

Selected Historical Consolidated Financial Information, page 44

7.   We see that you have elected to present an income statement for the twelve months ended December 31, 2015. Please add comparative disclosures for the twelve months ended December 31, 2014. Also, expand MD&A to discuss the twelve month periods ended December 31. Refer to Item 303(b)(2) of Regulation S-K.

Management's Discussion and Analysis, page 48

8.   We note your reference on page 1 to providing services. Please tell us the extent of your business derived from these services.

Business Factors Influencing Results of Operations, page 48

9.   If the Flexhead Industries acquisition that you disclose in the second paragraph on page 50 is part of your Fence and Sprinkler product line that you exited in 2015, please revise your disclosure to clarify.

Industry Trends, page 49

10.   Please tell us the portion of your business derived from the solar power generation industry. Also tell us whether more current growth-rate data materially differs from the disclosed rate.

Net Sales, page 53

11.   Please disclose the reasons for the decrease in volume of products sold mentioned in this paragraph, the first paragraph on page 55, and the last full paragraph on page 56.

Cost of Sales, page 53

12.   Please separately and clearly discuss (1) the extent of the impact of material costs and (2) the extent of the impact of volume changes on your cost of sales.

Asset Impairment, page 57

13.   Please disclose the reasons for the decrease in sales of the higher-margin product to the key customer.

Critical Accounting Policies and Use of Estimates, page 65

Revenue Recognition, page 65

14.   We reference the disclosure that you make provisions for sales incentives, trade promotions, product returns, and discounts based on estimates using historical experience and trend analysis. Please provide additional disclosure about the nature of each of the incentives and promotions provided to customers and specific trends that you use in estimating provisions.

Stock-Based Compensation, page 68

15.   Please tell us the estimated IPO price range once you have that information. To the extent there is a significant difference between the estimated grant-date fair value of your common shares during the past twelve months and the estimated IPO price range, please discuss for us each significant factor contributing to the difference.

Contractual Obligations, page 72

16.   Please revise to disclose in a footnote to the contractual obligations table the nature of the purchase commitments.

Our Reportable Segments, page 76

17.   Please tell us whether each of the markets and applications mentioned in the last sentence of the second and fifth paragraphs of this section contribute equally to your business. If not, please tell us the criteria you used to determine which markets and applications to identify. Also tell us whether other markets or applications contribute to your business to the same or a greater extent.

18.   Please tell us whether wither your metal framing business or your mechanical tubular products business accounted for 10 percent or more of your consolidated revenue in any of the last three fiscal years. See Regulation S-K item 101(c)(1)(i). In this regard, please tell us how these businesses are consistent with the business mentioned in the last column of the table on page 91.

Intellectual Property, page 87

19.   We note your reference to patents relating to "a range" of your products. If not all of your material products include patented technology, please revise to clarify the scope of your products that include such technology.

20.   Please reconcile the last sentence of the first full risk factor on page 25 with your disclosure in this last paragraph of this section.

Legal Proceedings, page 90

21.   It appears that you have selected one of the lawsuits mentioned in the second paragraph to name and to identify the court in which the proceedings were instituted and the date instituted. Please tell us how you selected which matter to so disclose, and provide us your analysis of how disclosing only one such matter is consistent with Regulation S-K Item 103. Also, disclose the relief sought in the proceedings.

Executive and Director Compensation, page 98

Base Salary, page 101

22.   Please clarify how your executives' base salaries for fiscal year 2015 compared to the
        disclosed 50th percentile benchmark.

Annual Incentive Plan Compensation, page 101

23.   Please clarify how the numbers in the "Actual" column on page 102 resulted in the
        percentages in the table on page 103.

Summary Compensation Table, page 106

24.   Please tell us how your Summary Compensation Table reflects the fiscal 2014
        modification mentioned on page F-61. See Instructions 1 and 2 to Regulation S-K Item
        402(c)(2)(v) and (vi).

Outstanding Equity Awards at 2015 Fiscal Year-End, page 108

25.   Please provide the exercise price and expiration date columns in the table required by
        Regulation S-K Item 402(f).

Principal and Selling Stockholders, page 114

26.   Please disclose the natural persons who exercise the sole or shared voting and/or
        dispositive powers with respect to the shares held in the name of the entity identified in
        the table.

Certain Relationships and Related Party Transactions, page 116

27.   Please tell us the nature and extent of any claims made under the indemnification
        provisions mentioned in this section.

Transactions with Other Related Parties, page 119

28.   Please clarify the extent of the disclosed equity positions. Also, please (1) tell us why the
        sales ended after 2014, and (2) provide us your analysis of why this section need not
        describe the Tyco and affiliate sales mentioned in the first table on page F-19.

Description of Certain Indebtedness, page 128

29.   We note your disclosure regarding default upon a change of control. Please tell us whether this offering will cause such a change in control or whether your majority stockholder could cause a default by the sale of its securities.

ABL Credit Facility, page 128

30.   Please clarify why the availability under the facility differs from the borrowing base as mentioned in the fifth paragraph of this section, given your disclosure on page 63 regarding no borrowings against the facility. Ensure that your revised disclosure clarifies how the availability is determined.

Commissions and Expenses, page 139

31.   Please clarify the nature of the expenses that the underwriters will reimburse you. Quantify the magnitude of the reimbursement.

Relationships, page 142

32.   We note that you provide one example of your relationships with the underwriters. Please provide more specific information regarding all relationships required to be disclosed by Regulation S-K Item 508(a), identifying each applicable underwriter.

Atkore International Group Inc. Consolidated Financial Statements for the Fiscal Year Ended September 25, 2015

Note 15. Restructuring Charges and Asset Impairments, page F-37

33.   Please tell us why you do not present the Fence and Sprinkler product lines as discontinued operations under ASC 205-20. We note that you announced the plans to exit the operations in August 2015 and you did not adopt ASU No. 2014-08 until the first quarter of fiscal year 2016.

Note 18. Segment Information, page F-65

34.   Tell us why you believe it is appropriate to present corporate adjusted EBITDA and total adjusted EBITDA, including corporate, in the notes to your financial statements. In that regard, we note that Corporate is not identified as a reportable segment. Refer to ASC 280-10-50-30b and Compliance and Disclosure Interpretation 104.4.

35.   On pages 84 and 85 you disclose various product categories within your two reportable segments. Please describe to us your consideration of the product line disclosure from ASC 280-10-50-40.

Exhibit Index, page E-1

36.   We note your statement that representations and warranties have been made solely for the benefit of the other parties to applicable agreements. Please revise to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws.

37.   We note your statement that representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time. Please be advised that, notwithstanding this inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the registration statement not misleading.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Paul M. Rodel, Esq.
     Debevoise & Plimpton LLP